

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2024

Todd A. DeBonis
President and Chief Executive Officer
PIXELWORKS, INC.
16760 SW Upper Boones Ferry Rd., Suite 101
Portland, OR 97224

Re: PIXELWORKS, INC.
Amendment No. 2 to Registration Statement on Form S-3
Filed January 5, 2024
File No. 333-275569

Dear Todd A. DeBonis:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 29, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-3

Cover Page

1. We note your revisions in response to prior comment 1 and reissue in part. Please disclose your response that the majority of your consolidated operations take place in China. Further, please revise to address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please also disclose the risk that the PRC government may intervene or influence your operations in China at any time.

Prospectus Summary, page i

2. We note your revisions in response to prior comment 3 and reissue in full. Please revise to include a prospectus summary that discloses each permission or approval that you or your

subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

3.   We note your revisions in response to prior comment 4 and that you do not conduct your operations in China through the use of variable interest entities. We reissue prior comment 4 in full. Please revise to include a prospectus summary that provides a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the parent company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the parent company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

Please contact Jenny O'Shanick at 202-551-8005 or Bradley Ecker at 202-551-4985 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christina F. Pearson